

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

<u>Via E-mail</u>
Patrick J. Ward
Vice President and Chief Financial Officer
Cummins, Inc.
500 Jackson Street
Columbus, IN 47202

Re: **Cummins, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed February 17, 2015
             File No. 1-04949

Dear Mr. Ward:

We refer you to our comment letter dated June 22, 2015 regarding business contacts Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Sharon Barner, Vice President and General Counsel
       Cummins, Inc.

       Amanda Ravitz
       Assistant Director
       Division of Corporation Finance